CALEDONIA MINING CORPORATION as at March 31, 2009

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation (“Caledonia” or “the Corporation”) for the fiscal year ended December 31, 2008, and the period ending March 2009 should be read in conjunction with the Consolidated Financial Statements and Press Releases issued by the Corporation, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Corporation’s website at www.caledoniamining.com.  The Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Note that all currency references in this document are to Canadian dollars unless otherwise specified.

Overall Performance

The Corporation was formed in February 1992 and is listed on the Toronto Stock Exchange as “CAL”, on NASDAQ-OTCBB as “CALVF”, and on London’s AIM as “CMCL”.

1.     VISION AND STRATEGY

Caledonia is an exploration, development and mining corporation focused on Africa.  The Corporation’s primary assets are a gold operation in Zimbabwe, that has temporarily suspended gold production due to non-payment for its gold deliveries, a base metals exploration project in Zambia, a PGE project in South Africa and a non-producing gold mine in South Africa which has been identified for disposal, and in respect of which negotiations with interested parties are ongoing.  The Corporation also has diamond projects in Zambia and South Africa.  The Corporation’s objective is to continue to develop its asset base as a diversified multi-commodity international miner.

The Corporation’s business model is to identify and/or acquire properties or projects early in the development cycle which have the potential to become low cost operations, and then add value by developing the asset, either as an operator or through joint venture agreements.  The possibility of divestiture in whole or part will be considered at different points in time and will be governed by the benefit to shareholders.  Where appropriate, Caledonia will seek strategic alliances through existing or new joint ventures.

The Corporation has a strong management team and Board of Directors with diverse expertise in mineral exploration, mine development, finance, production and marketing.

With the expectation that commodity prices will strengthen over the long term, the Corporation is following the strategy of diversification through its current exploration activities for cobalt, gold, platinum group metals, base metals and diamonds.

The sale of the Barbrook Mine was competed in May 2008 and Eersteling Gold Mine continues to be held for sale.

2. THE CURRENT ECONOMIC CRISIS AND THE IMPLICATIONS FOR CALEDONIA.

Due to the sudden, dramatic change in the world economic climate in late 2008, management has conducted a review of its operations and strategy to assess the impact on Caledonia. The areas reviewed and the conclusions drawn are summarized below:

2.1

 Debt and Equity raising and the cost thereof

At present, Caledonia has cash, is free of long-term debt and is not in need of essential credit. However,

the future ability of the Corporation to access credit lines could have a direct impact on the expansion plans at its Blanket Gold Mine (“Blanket”) and the continued development of its Nama Cobalt Project (“Nama”).

The Reserve Bank of Zimbabwe (“RBZ”) recently announced that the amounts it owes to Zimbabwean gold miners in respect of historic gold deliveries have been converted into Special Tradable Gold-backed Foreign Exchange Bonds (“Bonds”), which will mature on January 31, 2010 and the details of which are set out in Section 3.  As at December 31, 2008 Blanket was owed US$2.954 million in terms of such Bonds, and in the absence of immediate settlement for historic gold deliveries, Blanket will require working capital finance to recommence gold production.  The Corporation has received indications that acceptable credit lines may be available in Zimbabwe and thus the global “credit crunch” should not hamper the resumption of Blanket’s operations.  Blanket and Caledonia are also exploring the feasibility of selling some or all the Bonds.

The global “credit crunch” has severely limited the amount of finance available to junior exploration companies to raise development capital and in particular for base mineral projects.  In light of this, the recent significant decline in the price and demand for cobalt products and consent to a delay in production from the various companies who have signed off-take agreements with Nama, Caledonia has decided to suspend work on the Chinese Feasibility Study (“CFS”) on Nama. The completion of the CFS will only be authorized once Caledonia is satisfied that the Nama resource meets the CFS requirements and that the appropriate debt and equity funding for the development of Nama is available on acceptable terms. In the meantime, Caledonia will continue exploration work at Nama.

The JV’s with Mitsubishi, when concluded, on the Corporation’s PGE properties in South Africa will be fully funded by Mitsubishi for the first US$40 million of expenditures on the Rooipoort and Mapochs properties and thus will not require any funding input from Caledonia.

2.2

 Commodity prices and demand.

The gold price has benefited from the “credit crunch” and has remained strong over the past few months.  It will be advantageous to the Corporation when the Blanket Gold Mine is returned to production once the recently announced requirements of the RBZ monetary policies and the National Budget are implemented, the gold dealer and gold exporter licenses are issued, and the sustainability of the current regulatory, economic and political environment in Zimbabwe allows.

The decline in cobalt and base metals has impacted on production forecasts for 2009, with a number of companies cutting production, and some junior companies facing insolvency.  Whilst the short term price outlook remains depressed, prices are expected to recover in the longer term.

Although the platinum and palladium prices are depressed, this should not delay the start-up of the exploration joint ventures with Mitsubishi once the Shareholders Agreements are finalized and signed.

2.3

Currencies

The RBZ Monetary Policy Statement in late January 2009 and their subsequent Exchange Control Directives of February 23, 2009 and March 20, 2009 and the National Budget Presentation of March 18, 2009, establish a framework within which (subject to administrative implementation) Zimbabwean gold mines may export  all of their gold production directly to a refinery of their choice, and receive the full foreign exchange for gold sales directly into their Foreign Currency Account (“FCA”) with a commercial bank in Zimbabwe, all of which will be available for use by the gold mine.  In terms of this policy, future gold sales from Blanket will be denominated in US dollars and Blanket will receive the full proceeds of gold sales in US dollars directly from the refiner of its choice.  The current US dollar strength should be positive for Blanket as many of Blanket’s cost inputs are sourced in South African Rand, which has tended to show weakness against the US dollar.  Blanket has some intercompany liabilities denominated in US dollars which could be affected by any significant future change in the US dollar: Canadian dollar exchange rate.

2.4

Counterparties

The only long term counter party contracts in place are the cobalt supply agreements. These are priced in US dollars and the counterparties are not considered at risk in the current environment due to the financial crisis.  As required by the agreements, the counter-parties were notified in writing during October 2008 of the delay in commencing production at Nama and are agreeable to such delay.  None of these parties has requested that the agreements be cancelled.

2.5

Liquidity

Caledonia is operating a policy of cash preservation.  Exploration activities at Nama were minimized during December when the 2008 exploration program was completed and the wet season commenced. The resident staff at Nama commenced the 2009 exploration program with the planned geochemical sampling program in late January once climatic conditions allowed.  Current cash resources are estimated to be sufficient to fund planned Corporation expenses for the next 12 months. The planned resumption of gold production at Blanket should enable Blanket to continue to be self-sufficient and could generate sufficient cash for the identified mine expansion and exploration projects at the mine and for the Corporation’s working capital if necessary.

2.6

mpairments

As a result of the severe economic conditions and changed circumstances, Caledonia has made impairment write downs against two of its exploration assets. The Goedgevonden diamond exploration project in South Africa has been fully written down by $124,000 and the Mulonga Plains diamond project in Zambia has also been fully written down by $1,044,000.  It is the Corporation’s intention to form a new joint venture on the Mulonga Plains project. At Blanket Mine old inventory items of approximately $700,000 have been fully written down due to their age.

2.7

Going concern

The consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Corporation will be able to realize assets and discharge liabilities in the normal course of business.  The Corporation’s ability to continue as a going concern is dependent upon attaining profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Following the operational and strategic review, management is of the opinion that the global “credit crunch” and depressed commodity prices may impact on certain of Caledonia’s projects in respect of timing and viability.  However, the recent significant reductions in petroleum prices and other consumable costs may counteract these reduced commodity costs and increased financing costs.  Only time will determine the relative effects of these on the economic viability of Blanket, Nama and the PGE projects.  The strong gold price and new monetary policy announcements in Zimbabwe relating to the gold sector should create a more beneficial environment and provide opportunities to maximize these benefits and will be monitored if and as they materialize.  There is insufficient definitive evidence at this time that the current and projected economic variations will change the “going concern” status of Caledonia or any of its subsidiaries.

3.      OPERATIONS

Blanket Mine (1983) Private Limited (“Blanket”) - Gold

In late January 2009 the RBZ issued a Monetary Policy Statement which together with the subsequent Exchange Control Directives of February 23, 2009 and March 20, 2009 and the National Budget Presentation of March 18, 2009 made significant, favorable changes to the rules governing gold production and gold exports in Zimbabwe as summarized below:

•

all changes are effective as of  February 1, 2009;

•

each gold producer who has received a gold dealer’s license from the Ministry of Finance and a gold exporter’s license from the RBZ will be issued with a gold export certificate by Fidelity Printers and Refiners (“Fidelity”, a part of the RBZ) and will then be entitled to market and ship its produced gold bullion to a refiner of its choice;

•

the net export proceeds from the sale of the gold will be paid by the refinery directly into the producer’s foreign currency account (“FCA”) at a Zimbabwean commercial bank;

•

the gold producer will be entitled to retain 100% of the proceeds indefinitely in its FCA;

•

the gold producer will be entitled to access gold loans, collateralized by physical gold retained;

•

any amounts owing by RBZ to the gold producer for previously unpaid gold sales will be converted into Special Tradable Gold-backed Foreign Exchange Bonds (“Bond”) that have the following features:

▪

Term of 12 months maturing on January 31, 2010;

▪

Interest at 8% pa on maturity;

▪

Bonds may be sold locally, regionally or internationally at a price agreed between the holder of the Bonds and the purchaser; and

▪

RBZ will honor the full principal plus interest on maturity.

In addition to the above, the Ministry of Finance and the RBZ have amended numerous exchange control measures which should “normalize” the operating environment for Blanket provided these measures are implemented on a sustainable basis without modification.

During early February 2009 Blanket applied for all the necessary permissions and licenses (primarily a gold export license and a gold dealer’s license) to be able to implement the new gold export measures and intends, subject to receipt of these licenses and the availability of sufficient local borrowing, to re-commence gold production as soon as possible. Caledonia will make further announcements regarding Blanket’s return to production as soon as the regulatory permissions are all received.

Background

Blanket is 100% owned by the Corporation’s 100% owned Zimbabwean registered subsidiary Caledonia Holdings Zimbabwe, and is located 560 km south of Harare, the capital city of Zimbabwe and 150 km south of Bulawayo, the country’s second largest city.  The town of Gwanda, the provincial capital of Matabeleland South, is located 16 km from the mine and is approximately 197 km north north-west of the South African border post of Beit Bridge.  The mine is situated in the Gwanda Greenstone Belt from which gold was first produced in the 1800’s.  Blanket holds extensive exploration properties throughout this belt. The Blanket mine property was first pegged in 1904 with mining and metallurgical plant operations starting in 1906 and has since produced over a million ounces of gold.

Geological Setting

Like most of the gold mines in Zimbabwe, Blanket is situated in a typical greenstone terrain, the 70 km long by 15 km wide Gwanda Greenstone belt.  This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada.  The Blanket property is the largest of the three remaining large gold producers, from a belt that has given rise to no less than 268 gold mines.

Property Geology

Blanket mine is part of the group that makes up the North Western Mining camp also called the Sabiwa group of mines extending from Jethro to the south, through Blanket itself,  to the currently defunct Feudal, AR South, AR Main, Sheet, Eroica and Lima mines.  Gold showings from Sabiwa, Jean, Provost, Redwick, Old Lima and Smiler form a northern continuation of the Vubachikwe property where gold is hosted by banded iron formations.

The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to carry mineralization.  It is generally on this lithology type that the various tailings disposal sites are located. Above this unit is the ultramafic unit that includes the banded iron formations hosting the eastern dormant cluster of mines and the ore bodies of the nearby Vubachikwe mine complex.  The active Blanket ore bodies are found on the next unit, the mafics.  An andesitic unit which lies to the west, caps this whole stratigraphy.  A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to Smiler. Ore bodies at Blanket are epigenetic and are associated with a later, regionally developed deformation zone characterized by areas of high strain, wrapping around relatively undeformed remnants of the original basaltic lava flows.  It is within the higher strain regime (highly sheared rocks) that the wider of the ore bodies is located.

Summary of Reserves and Resources at Blanket Mine at December 31, 2008

MINERAL RESERVES ( at a Gold price of US$750/oz)
Classification	Tonnes	Grade Au g/t	Gold Content (oz)
Proven Ore
Total Proven Ore including Pillars	1,295,000	3.88	161,400
Probable Ore
Operating and Development Areas	2.498,000	3.78	303.400
Total Proven and Probable Ore	3,793,000	3.81	464,800
MINERAL RESOURCES (at a Gold price of US$750/oz)
Classification	Tonnes	Grade Au g/t	Gold Content (oz)
Indicated	531,500	3.91	66,800
Inferred	2,467,000	5.27	**
Tonnages and ounces are rounded to the nearest 100
Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

(i)

1 tonne = 1,000 kilograms = 2,204.6 pounds

(ii)

1 ounce  = 31.1035 grammes

(iii)

g/t = gold grade in grammes per tonne

(iv)

Some numbers may not add due to rounding

Mr. David Grant, C. Geol, FGS, Pr. Sci. Nat., an independent consultant is the “Independent Qualified Person” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Production Operations

Mining

The production of gold was suspended due to lack of payment of a considerable portion of Blanket’s previous gold production by RBZ and will only re-commence once all the new regulatory permissions are received and the economic, regulatory and political environment is considered stable and sustainable.  During the period of temporary suspension Blanket retained about 500 staff members on full pay and benefits so as to retain scarce skills in the anticipation of an early resumption of production.

Prior to the suspension of activities the underground workings produced approximately 400 tonnes of ore daily using a long-hole open stoping method.   Ore is trammed to one of a number of shafts and hoisted to surface.  It is anticipated that the No. 4 shaft expansion program could be completed over a 10 – 12 month period once gold production has resumed, subject to the availability of either sufficient internally-generated cash and/or external debt funding.  The expansion project will increase and streamline the overall hoisting capacity of the mine so that the plant can be fed at a rate of 1,000 tonnes per day, 7 days a week from the ore stockpile and feed bin.

Metallurgical Process

The present crushing and milling circuit is being expanded from 600 tonnes per day to 1,000 tonnes per day ore throughput capacity to handle the planned increase in mine production from the No 4 shaft expansion project.

Run of mine (“ROM”) ore is crushed on surface to minus 12mm in the 3-stage crushing circuit.  This material is then fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, before being passed through two 30 inch Knelson Gravity Concentrators where approximately 49% of total gold production is recovered as gravity gold.  The Knelson Concentrator tails are pumped through cyclones whose underflow reports to a 3.66m by 4.9m, 750 kW regrind ball mill.  The products from the cyclone overflow and the regrind mill are pumped into a carbon-in-leach (“CIL”) plant consisting of eight, 600 cubic meter leach tanks each equipped with 45 kW mixers where alkaline-cyanide leaching at 50% solids and simultaneous absorption of dissolved gold onto activated carbon takes place.  Elution of the gold from the loaded carbon and subsequent electro-winning is done on site.  During electro winning the gold is deposited on wire wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from acid digestion and the gold concentrate from Knelson Concentrate tailings are smelted after which the gold bullion was delivered, as then required by Zimbabwean law, to the Government-operated Fidelity for sampling and payment.

The CIL plant has a design capacity of 3,800 tonnes of milled ore per day, from its previous use for reclaimed tailings processing. The plant tailings are reduced in cyanide content and deposited on two licensed tailing impoundment areas sited close to the plant.

4

DISCONTINUED OPERATIONS

Eersteling Gold Mining Company Limited

The previously announced sale of Eersteling Gold Mine was terminated when the buyer failed to raise the necessary finance.  The mine continues to be disclosed as “held for sale” as the Board’s decision to sell remains intact.  No impairment has been made against the carrying value as the previously offered price was significantly higher than the carrying value and the Corporation has recently rejected a purchase offer also in excess of the carrying value.  A new interested party has signed a confidentiality agreement and is currently conducting its due diligence investigation on Eersteling.  Further parties have shown interest and are currently proving their financial credentials to our financial advisors, ABSA Capital.  It is expected that the Eersteling mine will be sold during 2009.

5.     MARKETING

Up to the October 2008 suspension of gold production at Blanket the gold bullion produced was delivered to Fidelity in Harare and sold under various methods of election, more fully described in Section 6 below.  In terms of the new RBZ monetary policy announcements made in January 2009 and on March 20, 2009, and the National Budget Presentation of March 18, 2009 Blanket will be entitled to export and sell its entire gold production in its own name.   Blanket’s chosen refiner or purchaser will pay the sale proceeds directly into Blanket’s FCA held with a Zimbabwe commercial bank. The Ministry of Finance and the RBZ have also lifted many of the exchange control restrictions that prevented Blanket from completing its Number 4 Shaft expansion program, and operating and expanding the mine to its full potential.  Blanket has applied for all the necessary dealer and export licenses so that it can operate within the new legislation.  The Corporation has extensive experience in production and marketing of gold products from its Barbrook, Eersteling and previously owned Spanish operating mines.

6.     KEY PERFORMANCE FACTORS

During 2008, the USD gold price per ounce continued to strengthen but Blanket’s ability to benefit from this was restricted by the RBZ rules relating to gold sales and which resulted in severely curtailed gold production during 2008.  For the first 9 months of 2008 Blanket delivered gold to Fidelity but did not receive any significant US dollar sales revenue from the RBZ.  As at December 31, 2008 the RBZ owed

Blanket $3,416,892 ( fair value $2,890,000) which includes accrued interest at 8% as at December 31, 2008 and which is accrued from the date on which payment should have been made for previous gold deliveries.  Due to the critical lack of payment by RBZ, Blanket’s stocks of essential consumables and spares had been depleted and as these could not be replenished to sustain gold production, the mine was forced to temporarily suspend gold production as announced by the Corporation on October 23, 2008.

The negotiations with Mitsubishi on the PGE Joint Ventures (“JV’s”) have progressed successfully and it is anticipated that a Shareholders Agreement on the Rooipoort PGE JV Project will be the first of two Agreements to be signed once the DME requirements on BEE are finalized. Administrative delays have prevented the signing of the Mapochs JV.

7.     SELECTED ANNUAL INFORMATION -

The following information is given for the last three fiscal year-ends of the Corporation:

C$000’s except for earnings per share amounts.	December 31, 2008(1)	December 31, 2007 (1)	December 31, 2006 (1)
Net sales or total revenues	7,696	10,039	13,586
Net (loss) income from continuing operations: - per share basic and diluted continuing operations	(4,285) ($0.009)	(3,906) ($0.008)	2,315 $0.005
Discontinued Operations	(655)	(709)	(7,990)
Net loss	(4,940)	(4,615)	(5,675)
- per share basic and diluted	($0.010)	($0.009)	($0.013)
Comprehensive loss	(4,880)	(4,703)	(5,675)
Total assets	23,298	29,492	31,456
Total long-term liabilities	1,153	1,054	1,221
Cash dividends declared per share	Nil	Nil	Nil

 (1) Figures have been reclassified to reflect the Barbrook and Eersteling Mines under Discontinued Operations.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles.

The results for 2008 and prior years have been presented on the basis that Barbrook (2007 and 2006) and Eersteling Mines are discontinued operations and were classified as assets for sale.

Despite there being no gold production in Q4, 2008, Blanket achieved an operating profit of $3,258,000 for the year ($294,000 – 2007 and $5,014,000 – 2006) on gold sales of 8,364 ounces (13,985 – 2007).   No comparative ounces are quoted for 2006 as Blanket was only consolidated from July 1, 2006.

The reduced sales revenues in 2008 are as a result of Blanket suspending gold production in October.  Total gold production for the year was 7,687 ounces (13,299 ounces 2007).  During 2008 Blanket was required to sell all gold produced to Fidelity for proceeds in the ratio of 65% in US dollars and 35% in Zimbabwe dollars (“Z$”).  Due to the hyperinflationary environment the interbank exchange rate used to convert the 35% to Zimbabwe dollars resulted in the Z$ proceeds being dramatically undervalued and resulted in the blend rate of exchange for sales as set out in the table below.

The loss of $4,940,000 includes a number of unusually large items, namely realized loss on the sale of Barbrook Mine of $364,000, an unrealized foreign exchange loss of $1,876,000 ($1,012,000 - 2007 and a gain $143,000 – 2006), write offs on mineral properties of $1,168,000 ($750,000 – 2007 and $Nil – 2006), equity-based compensation expense of $862,000 ($51,000 – 2007 and $66,000 – 2006) and write down of the RBZ Bond of $526,000 ($Nil – 2007).  The loss on the sale of Barbrook was attributable to a change in exchange rates on intercompany loan accounts and the fact that the purchase price of R70,000,001, for the share capital and loan accounts, was fixed in South African Rand.  Of the unrealized exchange loss of $1,876,000 the unrealized exchange loss at Blanket was $1,899,009 ($1,827,000 – 2007 and $243,000 gain – 2006).  Also included in the loss of $4,940,000 is interest received of $488,000 of which $180,443 is attributable to Blanket and the balance is interest received on the proceeds on the sale of Barbrook. The interest received by Blanket is an interest accrual based on the Bond created by RBZ in respect of the outstanding gold payments owed to Blanket.

Interest paid amounted to $103,000 and was as a result of Blanket Mine requiring occasional working capital finance, obtained in Z$ whilst waiting for payments from RBZ.

The loss on discontinued operations includes Barbrook for four months as the purchaser carried all costs during the six week extension period granted up to May 31, 2008 when the purchase price was paid in full and $364,000 being the loss on the sale of Barbrook Mine..

During the year, the quarterly results (“Q”) of Blanket Mine have been translated into C$ using the rates of exchange (“ROE”) per the table below. The huge disparity in Q3 resulted from the RBZ slashing 10 zeros from the currency in August 2008.

Z$’s per C$1	Q4 ROE	Q3 ROE	Q2 ROE	Q1 ROE
Sales revenue	-	48	333,670,326	4,877,709
Other income statement items	2,234,808	53	3,736,329,101	10,019,210
Monetary assets and liabilities	6,575,238	122	10,631,984,967	22,960,635
All other assets and liabilities	101.19	101.19	101.19	101.19

The use of the above rates is a change in estimate, and the rates are determined as follows:

Sales Revenue	The actual rate of exchange received on gold sales depending on the sale method chosen
Other income statement items	The average effective rate of exchange determined by the gold support price during the quarter
Monetary assets and liabilities	The quarter end effective rate of exchange determined by the gold support price during the quarter
All other assets and liabilities	Historic rate determined at July 1, 2006

During 2008, the Corporation invested $2,713,000 in capital assets and mineral properties ($3,250,000 in 2007 and $3,579,000 in 2006).   Of the amount invested in 2008, Blanket Mine accounted for $91,000, Nama accounted for $2,370,000 and Rooipoort accounted for $163,000. During the year $1,119,000 ($4,380,000 in 2007 and $7,559,000 in 2006) was raised from private placements, all net of issue costs.

The basic net loss per share, for continuing operations, of $0.009 ($0.008 loss in 2007, $0.005 profit in 2006) has been calculated using a weighted average number of shares of 498,450,650 (477,930,290 for 2007 and 423,838,628 for 2006).

The Corporation had related party transactions with several of its Directors relating to their fees, compensation and premises leased from a company owned by members of the President’s family in fiscal years 2008, 2007 and 2006.   Payments made in 2008 were significantly higher than in previous years as all Directors had agreed to defer their fees and expenses through 2005, 2006, and 2007 against the Corporation until adequate funds were available.   These payments are detailed below.  Related party transaction payments to the Directors will be significantly lower during 2009 as most arrears were settled in 2008.

	2008	2007	2006
	$	$	$
Fees and allowances paid to a Corporation which provides the services of the Corporation's President	635(1)	560	534
Rent for office premises paid to a company owned by members of the President’s family	43	46	47
Interest paid to directors on outstanding fees and expenses	4	-	-
Consulting fees paid to Directors	65	133	-
Legal fees paid to a law firm where a Director is a partner	117	85	42
Fees, allowances and interest paid to the Chairman of the Board net of accruals	334	46	44

(1)Included in this amount is $63 back pay for prior years.

The Corporation has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian corporation , for management services provided by the President.  The Corporation is required to pay a base annual remuneration adjusted for inflation and performance bonuses set out in the agreement. In the event of a change of control of the Corporation, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year that the change occurs.

On January 31, 2005, the Corporation entered into an agreement (the “Chairman’s Agreement”) with the Corporation’s Chairman for services as the non-executive Chairman of the board of directors of the Corporation.  The Chairman’s Agreement provides for the payment of an annual fee and a fee for services provided by the Chairman.  The Chairman’s Agreement provides that the fees will be reviewed annually by the Chairman and the Corporation’s compensation committee with the object that the parties will bona fide negotiate any changes in the fees.  No such reviews subsequent to the above date have been made by the Chairman and the compensation committee.

8.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

The plans for the non-revenue generating exploration projects continue to be determined by the availability of funds and are more fully described below.

8.1

Gold Production

Blanket Mine – Zimbabwe

Due to the RBZ’s inability to promptly pay Blanket for gold delivered, Blanket was forced to deplete its stocks of spare and consumables essential for the continued operation of the mine and the plant, and when these could no longer be replenished, gold production at Blanket Mine was temporarily suspended in October 2008.  The operational statistics reported below therefore refer to the period from January 1st to September 30th, 2008.

Safety, Health and Environment

The mine had a good year from a safety perspective in that no lost time injuries (4 -2007) were recorded during the period while 5 restricted work activity cases occurred during the period (4 -2007).  Incidents however increased to 61 (39 - 2007), and near misses increased to 39 (5 – 2007) due largely to a campaign to report all safety incidents irrespective of their seriousness.  Intensive safety training continues under the National Occupational Safety Association (“NOSA”).

An occupational health centre is established on site and all employees are screened for occupational ailments.  There were no occupational health illnesses detected during the year.  HIV/AIDS continues to be an area of concern and management has continued to put in place awareness programs to educate workers.

The Mine continues to monitor the ground water in the ground-water pumping wells downstream of the tailings impoundment areas. Results continue to be well within the Governmental Environmental Management Agent (“EMA”) minimum levels.  Re-grassing of the slopes on Dam B is ongoing.  Blanket Mine has retained the yellow category rating received from the EMA for the slimes dam and management continues to strive for achievement of the highest (“green”) safety category.

Capital Projects

Number 4 Shaft Expansion Project

This project was suspended through most of 2008 due to the lack of foreign currency.  As the debt owed by RBZ has been converted into a Bond (refer section 2.1) which matures on January 31, 2010, the expansion program which involved the deepening and upgrading of the No. 4 shaft and the expansion and upgrading of the crushing/milling section of the plant will have to be financed out of current cash flow, borrowings and/or by selling some or all of the Bond.  Capital works remaining to complete the No.4 Shaft Expansion Project  include the equipping of loading and ore bin arrangements at the shaft bottom and the installation of a crusher and conveyor system underground to reduce the size of the ore underground in order to maximize the hoisting capacity.

This shaft expansion project is designed to facilitate the increase in underground production from 600 tonnes per day (“tpd”) to over 1,200 tpd.   This increased mining tonnage and the plant crushing/milling expansion should enable the total gold recovered to increase from 25,000 oz to 40,000 oz per annum from the milling and processing of 1,000 tpd in the plant during a 7-day per week continuous plant operation.

The anticipated remaining cost for the completion of the No 4 Shaft Expansion Project is currently estimated at US$ 2.3 million

Operations

During the first 9 months of 2008 absenteeism, power supply problems, and the consistent withholding of foreign currency by the RBZ severely limited Blanket’s ability to restore production to the sustainable 600 tpd level. There was no production during the fourth quarter as lack of payments for gold delivered to Fidelity forced the mine to temporarily suspend gold production as spare parts and consumables stocks were depleted and could not be replenished.

Gold production has averaged below 1,000 ounces per month since underground mining operations were resumed in July 2007 compared to the pre-shaft expansion target of 2,100 ounces per month due entirely to lack of payment for gold sold to the RBZ, the resultant lack of consumables and spare parts and disruptions in the electrical supply.

Foreign currency shortages have affected all aspects of production from mined volumes to the plant availability, in particular the crushing and screening plant and the CIL  sections due to the inability to purchase critical wearing parts and maintenance spares.

Production results for year to December 2008		2008*	2007
Ore mined	Tonnes	81,688	100,082
Development advance (ROM)	Meters	472	669
Development advance (Capital)	meters	-	504
Ore milled	Tonnes	81,688	100,082
Ore Gold Grade milled	grams/tonne	3.33	3.58
Ore – Gold Recovered	Ounces	7,687	9,885
Sands Processed	Tonnes	-	125,137
Sands Grade	grams/tonne	-	1.29
Sands Gold Recovered	Ounces	-	3,414
Gold produced	Ounces	7,687	13,299
Gold Sold	Ounces	8,364	13,985

*  Production was temporarily suspended in October 2008.

Outlook

The aims and objectives of Blanket Mine for 2009 are to:

•

focus employee and management attention and effort on issues of safety, health and environment and training;

•

acquire all the necessary permissions to be able to implement the revised rules relating to gold sales as announced by RBZ in the January Monetary Policy Statement;

•

market the RBZ Bond thereby increasing the working capital;

•

complete the No. 4 shaft project in order to realize the planned increase in ore milled to 1,000 tonnes per day and gold production to 3,330 ounces of gold per month;

•

fast track underground development initiatives in order to open up sufficient reserves to sustain the planned increase in ore production and access to new ore resources;

•

explore ways of controlling input costs in the newly dollarized Zimbabwean economy;

•

explore ways of retaining and attracting key staff;

•

formulate a development strategy for the exploration properties in the Gwanda Greenstone Belt; and

•

focus on off-mine exploration to supply additional ore to the plant.

8.2     Exploration and Project Development

COBALT AND BASE METALS

Nama Cobalt Project – Zambia

Property

Caledonia Nama Limited (“Nama”), a wholly owned subsidiary of the Corporation, has been granted four contiguous 25 year Large Scale Mining Licenses in northern Zambia on which near-surface cobalt/copper and cobalt/iron mineralization zones have been discovered. This area lies immediately northwest of the operating Konkola Copper mine and adjoins the extensive land holdings of the newly established joint venture between Vale and African Rainbow Minerals and which were formerly held by Teal Mining and Exploration Limited.   These Mining Licenses consist of four separate licenses covering an area of approximately 800 square kilometers and requires that mining be commenced in the area within two years.

The Zambian Development Agency has also granted Nama a 10 year investment license which provides for 10 years of income tax concessions which range from 100% exemption for the first 5 years, 50% exemption for years 6, 7 and 8 and 25% exemptions for years 9 and 10, together with Duty and VAT exemptions and deferrals on imported equipment and materials.

The Zambian government recently announced further changes to the basis on which projects such as Nama will be taxed in Zambia.  Whilst the abolition of windfall tax is welcome, at prevailing cobalt prices, it has little benefit for the project.  We note that the royalty remains unchanged at 3% and we make the observation that at low cobalt prices, the royalty can give rise to a very significant tax burden on the project.  Nama has suggested to the Ministry of Mines and Minerals Development that the imposition of the royalty be deferred until capital costs and interest have been repaid and that the royalty percentage to be levied should be calculated on a sliding scale to take into account the average metal prices prevailing during the quarter (i.e. the actual period of the past three months)

Work Completed

Details of previous exploration work completed on Nama can be found in the MD&A attached to our previous Annual Financial Statements.

Based on the results of the 2007 drilling program at the Anomaly area “D”, a Technical Report was prepared in order to quantify the resource and gain as much information as possible on this cobalt/iron-rich area prior to further drilling being undertaken. The Technical Report filed on Sedar in May 2008 was prepared by Mr. Grant and is compliant with NI 43-101. Mr. Grant estimates an Indicated Resource at D as 9,197,000 tonnes at a grade of 0.165% Co, 0.067% Cu and 0.050% Ni.  While it appeared logical to link the near surface mineralization with a deep zone located to the north, the lack of drilling between the two zones prevented the deeper material being included in the Indicated Resource category. An upgrade in the resource category was therefore a priority for the 2008 drilling program.

The 2008 drilling program commenced during the second quarter of the year, the primary objectives of the program being to improve the definition of the D resource body as well as a new Co-Cu discovery at Konkola West.  In view of the requirement for detailed information on the physical nature of the material as well as the metal grades and content, all holes were diamond cored. The drilling program provided additional information on the shape, mineralogical characteristics, depth variations, rock engineering characteristics and internal dilution of the resource bodies.

Anomaly	Diamond Drill Holes	Meters Drilled	Comment
D	18	2,058	Resource body D – Fe-rich material
KW	13	1,754	Konkola West Fe-rich body
LW	4	1,073	Luamfula magnetic body
KN	4	907	Kauni magnetic body
Total	39	5,792

The diamond drill core was logged and split on site prior to dispatch to SGS Lakefield, an accredited analytical laboratory in Johannesburg, South Africa for analysis of cobalt, copper, nickel, iron and zinc.  Quality Control and Quality Assurance control procedures were put in place to verify the accuracy of the drill core splitting, continuity of a handling and the laboratory analysis results.

Resource Body D

The D-type material is essentially a mixture of hematite and magnetite with iron contents typically above 60%.  A variety of hydrometallurgical and pyrometallurgical processes have been  tested on D-type mineralization to extract cobalt selectively but the programs met with limited success.  The pyrometallurgical test work on D-type mineralization was initially focused on extracting cobalt selectively but cobalt was found to be too complexly bound with iron and not readily extractable.  Subsequent test work indicated that the production of ferro-cobalt and a high grade pig-iron was more likely to be an economic process route.  Typically, a pyrometallurgical process is capital intensive and would only be viable if based on a sufficiently large resource base to provide high volume, long-life operations.  A project on the basis of pyrometallurgical processing of D-type ore will therefore be in addition to or an alternative to the hydrometallurgical processing of oxide ores to produce cobalt hydroxide.  A feasibility study for a pyrometallurgical plant to treat the high-iron “D-Type” mineralization is dependent on, inter alia, the definition of sufficient tonnage to support at least 25 years of production at the design capacity, resolution of logistic challenges associated with the economic sale of ferro-cobalt and pig-iron, capital costs and the cost and availability of sufficient electrical power.

Although diamond drilling of the D body was undertaken primarily in order to upgrade the quality of the cobalt resources defined by the 2007 reverse circulation drilling program, it became apparent from the above metallurgical research work that a much larger resource would be required to justify the contemplation of a pyrometallurgical process at D.  In addition, the grade of the resource would have to exceed 0.2% cobalt for the process to be able to work effectively.

A total of 24 diamond drill bore holes were completed in the Resource Body D area. The total length drilled amounts to 2,668 meters, of which approximately 970 meters displayed signs of Co mineralization and were sampled.

Contrary to the earlier expectation that the D body consisted of a laterally continuous uniform zone of cobalt-iron enrichment, the diamond drilling revealed a more complex geology as a result of which the cobalt grades become more erratic with depth and the oxide minerals give way to fresh cobalt-bearing sulphide minerals at depth. Preliminary conclusions can be drawn from this work, viz. a reduction in the total resource owing to the increased amount of lower grade material with depth, and the change in ore character with depth would necessitate using two separate metallurgical processes.

Notwithstanding the above, the requirement for a pyrometallurgical process to recover cobalt has increased the quantum of resources required to take this new aspect of the project to the feasibility stage.  Therefore, the preparation and release of a Technical Report compliant with NI 43-101 has been delayed until such time as, inter alia, the resources are sufficient to meet the tonnage and grade requirements of a CFS.

In view of the requirement to increase the quantity of iron-rich Co-bearing resources, the focus of the exploration program during Q4 was shifted to the investigation and exploration of other similar materials. These activities are described under the headings Yembela Clearing, Luamfula West and Kauni below.

Konkola West

Following the location of Co and Cu enrichment in a trench excavated on a geochemical anomaly in the Konkola West area, a thirteen-hole diamond drilling program was completed over the prospect during Q3-Q4 2008.  The occurrence is situated close to a position where both Copperbelt-style and D-style mineralization was expected.  Assay results have confirmed the existence of a resource body similar in character to Resource Body D but more limited in extent. The mineralization has a lateral continuation of some 500m but the depth continuity is disrupted below 100m from surface.  This body is essentially a D type iron-cobalt resource with relatively minor copper mineralization.  This body will be incorporated as an addition to the D-type mineralization inventory.  The drilling program also confirmed that the true position of the Copperbelt “Ore Shale” mineralization lies some 500m north-east of this Konkola West occurrence.

Follow up field work aimed at defining the extent of the “Ore Shale” in this area has been successful in that a broad zone approximately 100m wide with abnormally high Co and Cu values has been located in an area covered by deep soil cover.  The 2009 Exploration Program currently under way is aimed at linking this zone with Resource Body A which lies approximately 4 km to the north. It is anticipated that drilling will be undertaken in this area during Q2 of this year.   Any mineralization encountered in this area will most likely resemble the typical Copperbelt-style mineralization which is more amenable to conventional hydrometallurgical cobalt extraction preferred for the production of cobalt hydroxide.

Yembela Clearing

Located about 5 km south-west of Resource Body D, the Yembela Clearing consists of an area of iron enrichment with an iron content so high that trees do not grow on the site.  An initial assessment of the area based on surface sampling and bore holes drilled by a previous company in 1964 have outlined an iron-cobalt resource body approximately 500m long and 250m wide and approximately 20m deep.  The body is the result of surface enrichment in an area of decomposed dolomites.  As in the case of Konkola West, this resource is also an additional source of the D-type mineralization inventory.

Luamfula West

The exploration for iron-rich D-Type bodies referred to above was focused on two targets of high magnetic intensity expected to contain similar concentrations of magnetite to that found at D.  Four holes were drilled into this target over a strike length of 6 km.  Although widely spaced, the drilling was able to establish that the magnetite giving rise to the magnetic signal was not anomalously enriched in cobalt to the point where a cobalt resource could be defined but, in view of the size of the area, the target has the potential to contribute a large additional tonnage of D-type mineralization to the  inventory.

Kauni

The Kauni prospect is defined by a magnetic anomaly similar to that at Luamfula West and, in addition, is the site of a strong cobalt-copper soil geochemical anomaly.  During Q4 four diamond drill holes were drilled in this target area over a strike distance of 2 km.  Drilling revealed a magnetite-bearing intrusive body similar to that at Luamfula West but which was cut by fractures containing significant cobalt-rich magnetite and copper minerals.  In view of the large size of this body, it is not possible with the amount of drilling completed, to connect the fracture zones to define quantifiable cobalt resources. A work program is under way to provide more detailed information on the target area so that the source of the cobalt and Copper in the fractures can be located.  Kauni has the potential to contribute a large additional tonnage to the D-type mineralization inventory as well as the more conventional Copperbelt copper-cobalt mineralization.

Further Developments

China Nerin has been requested to suspend completion of its work on the CFS relating to the proposed hydrometallurgical extraction of cobalt and the production of cobalt hydroxide pending finalization of revised and additional resource data to support at least 5 years of production at design capacity, finalization of the metallurgical process, and stabilization of the financial market to a point where debt and equity funding of a base metal project is once again feasible on reasonable terms.  If a positive CFS is received, discussions with the debt-funders will be recommenced and, if successful, will result in the Nama Project proceeding.  The companies with whom we signed five year off-take agreements have been advised of the delays regarding the Nama project and have indicated their continued interest in purchasing product from Nama.

2009 Exploration Program

The 2009 Exploration Program at Nama has two primary aims, namely:

•

to define and evaluate the link between Anomaly A (Resource Body A) and the Ore Shale unit of the Copperbelt which is located south of it; and

•

to systematically continue to evaluate the remaining geochemical anomalies.

Work carried out during 2008 in the area south of Resource Body A has established the presence of an ore shale type unit which appears to trend into an area of deep overburden south of the A Body. The fact that the rock sequence at “A” is inverted suggests that only a portion of the mineralised body has been discovered and that a link with the underlying ore shale will reveal further metallurgically amenable cobalt-copper mineralization. Exploration will be focused on this area and deep soil sampling will be used to locate the best positions for drill targets.

Only seven of the initial geochemical anomalies have been followed up to date. The remaining ten anomalies need to be examined and prioritised so that those with the greatest potential are followed up first. In determining the nature of the anomalies, they will be ranked according to style of mineralisation and structure which will enable the exploration team to select the most appropriate targets under the prevailing circumstances. Selected targets will be drilled in the latter period of the 2009 exploration season.

PGE’s

Rooipoort & Mapochs PGE/Ni/Cu Project - South Africa

The Rooipoort platinum rights, previously held by Eersteling Gold Mine, have been registered under Maid O’ the Mist, also a wholly owned subsidiary of Caledonia.  Maid O’ the Mist is the vehicle that will be used to manage the Rooipoort Joint Venture with Mitsubishi Corporation.  Once the shareholders agreement with Mitsubishi has been signed funds will be released to proceed rapidly with the exploration of this area.

Two of the three prospecting rights applied for have been granted to the Corporation to prospect for PGMs on the major portions of the Mapochsgronde tribal trust land and are currently in the process of registration.  The remaining property to the north of the current rights is under appeal with the DME and its decision is awaited on this prospecting right as it forms part of the intended second JV with Mitsubishi.

In terms of the agreement, Mitsubishi will fund 100% of all further exploration on each of the above two properties up to a bankable feasibility stage, or to the value of $40 million for the 2 JV’s, whichever comes first, to earn a 50% interest in the JVs.

GOLD

Zimbabwe Exploration - Gold

The Corporation’s exploration activities in Zimbabwe are conducted by the Blanket Mine’s exploration department.  Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering a total area of 2,500 hectares.  There are  47 of these claims registered as precious metal (gold) blocks covering 415 hectares and  31 claims were pegged and are registered as base metal (Cu, Ni, As) blocks covering a total area of 2,085 hectares.

Blanket’s efforts have been focused in certain key areas in the Gwanda Greenstone Belt (that are within trucking distance of the Blanket plant) such as GG and Mbudzane where it is believed there is the greatest chance of success. A drilling program initiated in late 2005 to probe for down-dip and strike extension mineralization associated with the GG prospect was continued into 2007 with 281m of drilling completed.  Two zones of potentially economic gold mineralization have been established. The main exploration activities involved diamond core drilling and the development of a prospect shaft down to the first level aimed at exposing the ore body and providing a bulk sample for metallurgical testing.

The Bubi Greenstone Belt ground holding portfolio comprises a total of 27 base metal claims covering a combined total area of 2,820 hectares.   Reconnaissance exploration work by soil sampling and geological mapping has been completed in all the claims areas.  As soon as the economic climate stabilizes, follow-up work will be carried out to define drill targets within the geochemical anomalies defined by previous work.   The work in the Sandy Claims will form part of this detailed follow-up exploration work.

Depending on the political stability and the availability of funds, Blanket’s exploration focus will be centered on the Gwanda area with the main emphasis being delineation of a potentially economic ore resource at the GG prospect and Mbudzane.  At GG, this will be achieved through continued core drilling from the surface to establish the strike extent of established economic mineralization as well as by deepening the prospect shaft and extending underground development. At Mbudzane, a second phase core-drilling program has been planned to follow up on several highly prospective deep seated IP-anomalies generated in 2006.

In addition, Blanket is conducting basic reconnaissance exploration work on the Bunny’s Luck claims, the target being to determine the potential strike length of a 1m to 1.5m wide shear zone hosted quartz vein so far mapped over a strike length of 300m.  Blanket needs to formulate a development strategy for its outside properties in the Gwanda area in particular and elsewhere in general, in order to prevent forfeiture under the current indigenization proposals.

DIAMONDS

Kikerk Lake – Canada

Due to a lack of recent activity on this joint venture the carrying value of $750,000 was written off in 2007, and no further activity has been reported by the joint venture partner.

Mulonga Plain – Zambia

The Corporation has applied for a retention license over the properties previously managed under the joint venture and awaits the granting of this license from the Zambian Ministry of Mines and Minerals Development. The carrying value of $1,044,000 has been fully written down in 2008 due to lack of activity over the past 2 years and the failure to acquire the retention license.

Kashiji Plain – Zambia

This license expired in June 2008, however as stated above Caledonia has also applied for retention licenses covering the Kashiji and Lukulu areas.

Goedgevonden - South Africa

Granting of the New Order Prospecting Rights (not yet signed) gives the Corporation security of tenure. Discussions are in progress with other parties with a view to realizing value by joint venture or disposal of the properties in the Goedgevonden Diamond Project. The carrying value of $124,000 has been fully written down in 2008 due to lack of activity.

Outlook

The outlook for the aforementioned exploration properties is difficult to quantify.  Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  The Corporation manages this risk by using well-qualified exploration professionals, senior mining company joint venture partners and by exploring in areas which are considered as having a better than average potential for discovery.  The recent decreases in the prices of PGM precious and base metals has resulted in a severe contraction of exploration expenditures by mining companies and could affect the likelihood of the

Corporation negotiating joint venture agreements for its remaining wholly-owned exploration properties.  However, in the longer term, the current contraction in industry-wide exploration may give rise to higher long-term commodity prices when global economic activity recovers.

The Corporation intends, where possible, to continue to focus its exploration activities on prospective properties by developing the properties through strategic alliances with senior mining companies and metal producers.

In terms of the South Africa Minerals and Petroleum Resources Development Act (No 28 of 2002) (“MPRDA”) implemented May 1, 2004, all “old order” mineral rights in South Africa are required to be converted to “new order” rights, by a process of re-applying for these rights. Holders of all inactive prospecting and mining rights (immediately preceding May 1, 2004) were required to apply for conversion by April 30, 2005. Active prospecting right conversion applications closed on April 30, 2006 and active mining right conversions close on April 30, 2009.  Apart from various technical requirements for conversion, the new legislation requires that companies give attention to the requirements of the MPRDA as defined in Section 2(d) as well the Mining Charter as “substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industries and to benefit from the exploitation of the nation’s mineral and petroleum resources.”  The Mining Charter was formulated in negotiations between the Government, the mining industry as largely represented by the Chamber of Mines of South Africa, and organized labor.  The Mining Charter seeks to address the implementation of section 2(d) in practical and measurable terms. Lack of clarity as to the status of prospecting under the Mining Charter has led to considerable debate and confusion in terms of the ability of companies involved in early stage prospecting work to meet or even indicate their commitment to meeting the terms of the Mining Charter, even before any sort of mineral resource has been established.  This in part has been the cause of considerable delays in processing of the thousands of applications submitted as part of this process.

The Zimbabwean economy continues to be depressed but the resuscitation of the mining industry is a high priority of the Government as the ability to generate foreign currency is of paramount importance.  Management’s focus is to complete the No. 4 shaft expansion and to bring the mining production up to the 1,000 tpd level.  US Dollar-denominated sales proceeds will be used as far as possible to purchase materials and consumables outside Zimbabwe thereby protecting Zimbabwean operations from the very high US-Dollar denominated prices which currently prevail in Zimbabwe.  This policy will continue until US Dollar-denominated prices fall so that they are at parity (after adjustment for duty, transport etc) with prevailing prices in the region.  Management will, subject to generation of and continued availability of sufficient foreign exchange, re-commence exploration in the areas near the Blanket mine to enable Blanket to be able to further expand its operations should economic improvements in Zimbabwe occur.

The President of the Republic of Zimbabwe brought the Indigenization and Economic Empowerment Act into law through decree in March 2008. The law seeks to ensure that a majority stake (at least 51%) in all companies is held by Indigenous Zimbabweans. Additionally the Mines and Minerals Amendment Bill was presented before the closure of the last session of Parliament but not passed into law, and has thus lapsed. The Mines and Minerals Amendment Bill if enacted into law also seeks to ensure among other things that a majority stake is held in all mining companies by either indigenous Zimbabweans or the Government of Zimbabwe.  Whilst neither of the two pieces of legislation allow for compulsory acquisition, the Mines and Minerals Amendment Bill did provide for severe penalties in the form of extremely prohibitive taxes and potential withdrawal of mineral rights in the event of non voluntary compliance within certain time frames.

In January 2008 the Zambian government announced the following changes to its tax laws that would have had a bearing on the Nama Cobalt Project.  The key changes were:

•

Increase in mineral royalty from 0.6% to 3%

•

Increase in profit tax rate from 25% to 30%

•

Introduction of variable profits tax of 15% for net profits above 8%

•

Introduction of a windfall profit tax for copper and cobalt mines

•

Capital allowances reduced from 100% to 25%

These measures were highly controversial with mining companies, many of which invested in the country under specific tax incentives and formalized their business models accordingly. Various representations were made by the mining companies both directly and through the Chamber of Mines to the government following the budget announcement at the end of January 2008. The Zambian government in January 2009 announced further changes to the taxation of mining companies, in particular:

•

the abolition of windfall tax

•

the return of capital allowances back to 100%.

Whilst these changes are welcome, at prevailing cobalt prices, they currently have little benefit for the Nama Cobalt Project.  In particular we note that the royalty remains unchanged at 3% and we make the observation that at low cobalt prices, the royalty can give rise to a very significant tax burden on the project.

9.     ENVIRONMENTAL POLICY

The Corporation is committed to maintain the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment. The Corporation and its subsidiaries operate under the Corporation’s Environmental Policy that encompasses the following:

•

The Corporation directs its employees and its subsidiary companies to conduct their exploration and operational activities in a professional, environmentally responsible manner, in compliance with all applicable legislation and policies in the jurisdictions in which they undertake business.

•

The Corporation liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of the Corporation’s activities in relation to environmental protection.

•

The Corporation is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.

•

The Corporation on a regular ongoing basis monitors its environmental protection management programs to ensure their compliance with the applicable regulatory requirements.

It is the responsibility of all the employees of the Corporation and its subsidiaries to carry out their employment activities in accordance with this code of practice. Operational line management has the direct responsibility for regular environmental protection management.

10.

SUMMARY OF QUARTERLY RESULTS - (C$ 000’s - except per share amounts.)

The following information is provided for each of the 8 most recently completed quarters of the Corporation - ending on the dates specified - in thousands of Canadian dollars. The figures are extracted from underlying financial statements that have been prepared according to Canadian GAAP.

	Dec 31/08	Sept 30/08	June 30/08	Mar 30/08	Dec 31/07	Sept 30/07	June 30/07	Mar 30/07
Sales from continuing operations	29	2,280	2,883	2,504	3,231	1,950	1,539	3,319
Income/(loss) before discontinued operations -per share basic and diluted continuing operations	(2,066) (0.0041)	(2,749) (0.0055)	(261) (0.0005)	791 0.0016	494 0.001	(855) (0.002)	364 0.001	(3,909) (0.009)
Discontinued operations (loss)	(531)	(30)	(24)	(70)	(249)	(80)	(126)	(254)
Net Income/ (loss) after discontinued operations - per share basic and diluted	(2,597) (0.0052)	(2,779) (0.0056)	(285) (0.0006)	721 0.0015	245 0.001	(935) (0.002)	238 0.0005	(4,163) (0.008)

No of shares basic ‘000	500,169	500,169	500,169	493,199	487,869	487,869	487,869	457,981
No of shares diluted ‘000	500,169	500,951	502,455	494,992	487,975	488,612	489,454	457,981

The discontinued operations relate to Barbrook and Eersteling Mines only up to Q1 2008, thereafter Eersteling is the only discontinued operation. The loss on sale of Barbrook Mine has been reclassified to discontinued operations in the fourth quarter 2008. During the fourth quarter 2008 the Eersteling asset retirement obligation accretion amounted to $129,003, the increased amount was due to the fact that no accretion in 2007 or during the first 3 quarters of 2008 was made. All foreign exchange gains or losses are reported in the results before discontinued operations.  During 2008 gold sales at Blanket Mine were 2,809 (4,352 - 2007) ounces in the first quarter, 3,089 (2,922- 2007) ounces in the second quarter, 2,466 (2,262 -2007) ounces in the third quarter and 0 (4,512 -2007) ounces in the fourth quarter. Included in the loss before discontinued operations are the unrealized foreign exchange gains or (losses) of ($124,000) ($457,000 gain -2007) in the fourth quarter, ($992,000) ($1,016,000 loss - 2007) in the third quarter, ($860,000) ($1,975,000 gain - 2007) in the second quarter and $100,000 ($2,427,000 loss – 2007) in the first quarter.

Note:

 The effect of the dilution on the earnings per share has not been calculated as the result for 2008 and 2007 was a loss and the diluted earnings per share would be anti-dilutive.

11.

INVESTING

During 2008 the Corporation invested $2,713,000 ($3,250,000 – 2007) in capital assets and mineral properties.  Of the amount invested in 2008 $2,370,000 ($2,482,000 – 2007) was spent at Nama, $91,000 ($616,000 – 2007) at Blanket Mine, and $163,000 ($141,000 – 2007) at Rooipoort. The lower level of expenditure at Blanket was a direct result of a non payment for gold sales by RBZ.

12.

FINANCING

During the year $1,119,000 was raised from a private placement ($4,380,000 in 2007 and $7,559,000 in 2006) all net of issue costs. In all 12,300,000 shares were issued with an equal number of warrants at a price of $0.15 and an expiry date of February 21, 2009. Due to the depressed share price as at February 21, 2009 the warrants were not exercised and have expired.

On May 31, 2008 the sale of Barbrook was concluded and the full purchase price of $9,130,000 was received in cash. The available funds have been used to finance current liabilities, ongoing overhead expenses and the exploration program at Nama. None of the funds raised were utilized at Blanket as Blanket has continued to be self supporting, despite the extreme economic conditions in Zimbabwe.

13.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2008, the Corporation had a working capital of $4,027,000 ($65,000 - 2007). Current assets of $4,976,000 ($4,408,000 – 2007) have increased due to the increased cash on hand from the sale of Barbrook, inventory levels have reduced significantly due to the suspension of gold production at Blanket.

Included in accounts receivable (non- current) is $2,890,000 ($1,780,000 – 2007) owed by RBZ to Blanket for gold delivered to Fidelity.  Subsequent to December 31 the RBZ announced that the debt owed by RBZ would be converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate. This Bond can be sold to any interested party locally, regionally or internationally at an agreed to time maturity discount.  This bond plus interest is guaranteed by RBZ on maturity at January 31, 2010.  It is the intention of the Corporation to sell in whole or part, this bond to liquidate the capital for use in the No.4 Shaft Expansion Project, and this process has already begun with discussions with financial institutions in Zimbabwe and South Africa. Due to the potentially illiquid nature of the Bond it has been written down by $526,000 to the fair value of $2,890,000.

Blanket will require working capital loans to finance the start up of gold production as soon as it has obtained the gold export license and RBZ approval to become a legitimate gold exporter. These loans have been granted by local Zimbabwean commercial banks.. Inventory levels at Blanket are depleted and essential consumable items like cyanide, explosives and lime will have to be acquired before gold production can recommence.

It is anticipated that the Mitsubishi Shareholders Agreement for the Rooipoort PGE project will be extended past March 31, 2008, to deal with the Black Economic Empowerment issues raised by the Department of Mineral and Energy. Exploration activities, funded by Mitsubishi, will thus commence once the Shareholders Agreement is signed.

Anticipated cash inflows in 2009 will be used mainly by the Corporation on its production, and exploration, activities such as:

•

at the Blanket Mine for the completion of the No. 4 Shaft Expansion Project,  at an estimated cost of $750,000 to regain the 600 tpd ore delivery to the plant and an amount of $1,500,000 to reach the expanded rate of 1,000 tpd ore delivery, both amounts to be funded from internally generated cash flow and/or local borrowings;

•

the defined activities at Nama as available cash flow will allow;

•

at Rooipoort and the other exploration projects of the South African PGE & Ni properties at an initial estimated cost of $1,250,000 to be funded by Mitsubishi; and

•

corporate working capital

Notwithstanding the estimated expenditure amounts for each of the programs described above, the Corporation cannot accurately predict the actual amounts that will be spent on those programs.  It can be stated that the projects with the highest priority are the No. 4 Shaft Expansion Project at Blanket Mine and exploration at Nama subject to the availability of funds.

The Corporation does not have any long-term contractual obligations or commercial commitments other than the payment of its current liabilities and its four cobalt sales agreements.  The Corporation has minor obligations in respect of license fees for its exploration and mining properties some of which are paid in full by the Corporation’s joint venture partners.  As of December 31, 2008 the Corporation had potential/contingent liabilities to do rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed – at an estimated cost of $1,024,000. With the proposed sale of Eersteling Mine, the obligation of $314,000 will pass on to the new owners.

14.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

15.      FOURTH QUARTER

The results for the fourth quarter reflect the fact that no mining activity took place at Blanket Mine, the revenue reported is a balancing number for the year to date revenue. The Corporation generated a gross operating profit of $184,000 at Blanket as a result of inventory adjustments. Further overheads and write downs led to a loss of $2,066,000 which included an unrealized loss from foreign currency translations of $124,000 and mineral property write downs of $1,168,000. Discontinued operations loss of $531,000 is made up of holding costs at Eersteling comprising of minimum charges for electricity, limited managerial employment costs, and ongoing security costs to safeguard the property,an accretion adjustment to the asset retirement obligation of $129,000 and the loss on sale of Barbrook Mine of $364,000.  As Eersteling was on care and maintenance no amortization charge was provided for on plant and equipment but $9,150 was provided for on vehicles and computer equipment for the entire year.

16.      CRITICAL ACCOUNTING POLICIES

There are three major areas where accounting estimates are made, asset impairment, asset retirement obligation and fair value of accounts receivable at Blanket. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the Corporation. Based on indicative purchase offers made for Eersteling Mines no further asset impairment has been made against this asset.  The asset retirement obligation is also considered to be estimated with a reasonable degree of certainty, although the original estimation was calculated some years ago. The estimation is accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the Corporation or its operations.

The accounts receivable at Blanket is carried at fair value having applied a discount factor of 18% for country risk. If the risk premium was increased by 5% the value of the receivable would reduce by a further $119.    If the risk premium was decreased by 5% the value of the receivable would increase by a further $130.

The following are the changes to accounting policies adopted during 2008:

(i)

Financial Instruments – Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments – Presentation.

Section 3862 on financial instrument disclosures, provides guidance on disclosures in the financial statements to enable users of the financial statements to evaluate the significance of financial instruments to the Corporation’s financial position and performance and about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Section requires qualitative and quantitative information relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward unchanged the presentation requirements of Section 3861. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  The Corporation has included disclosures recommended by these sections in Note 15 in the consolidated financial statements.

(ii)

Capital Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 1535- Capital Disclosures. Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital as well as quantitative data about what the entity regards as capital. Disclosure of externally imposed capital requirements is also required and whether the entity has complied with these and, if not, the consequences.

The Corporation has included disclosures recommended by the new section in Note 16 in the consolidated financial statements.

(iii)  Financial Statements Presentation

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA amended Handbook Section 1400-General Standards of Financial Statements Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern.

 (iv)

 Inventories:

Effective January 1, 2008, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, Inventories. This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories and requires the reversal of write downs, if applicable, on inventory. There were no changes to the Corporation’s accounting policies required on implementation of this standard.

These standards are effective for the Corporation for interim and annual consolidated financial statements beginning on January 1, 2008 and the Corporation is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

Recently issued accounting pronouncements issued and not yet effective

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Corporation for the year ended December 31, 2010. While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. All of the Companies foreign subsidiaries operate in environments where IFRS has already been adopted.

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Corporation is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Noncontrolling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Corporation’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Corporation’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Corporation chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

17.          SECURITIES OUTSTANDING

As at March 31, 2009 the following securities were outstanding:

(1)

500,169,280 common shares;

(2)

Options and warrants as follows:

Number	Description	Exercise Price	Validity
34,130,000	Common share purchase options	Average $0.173	Various until January 23, 2017
12,300,000	Common share purchase warrants	$0.15 each	Until February 21, 2009

As the Corporation’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, the Corporation could grant options on 50,016,928 shares, a further 15,836,928 options are available to be granted.

(3) Expired warrants - all of the 12,300,000 warrants were not exercised and have thus been forfeited.

18.         CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2008 as required by Canadian securities laws.pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, carried out an assessment of the effectiveness of the Corporation's internal controls over financial reporting using a framework designed by management and considered appropriate to the conditions of the various operating environments, and concluded that the following disclosable material weaknesses existed, as at December 31, 2008.

1.

Segregation of duties

Due to limited resources, adequate segregation of duties within the accounting group was not achieved.  This creates a risk that inaccurate entries could be made and not corrected on a timely basis. The result is that the Corporation is highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects. The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potential significant errors.

2.

Effective operation of the remuneration committee

Review of Management Compensation- it was noted that the proper controls relating to the tracking, review and approval of executive compensation including stock options is not appropriate and highly reliant on other mitigating procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of the Corporation's development, the Corporation does not have sufficient size and scale to warrant the hiring of additional staff to correct the segregation of duties weakness at this time There were no changes in the Corporation’s internal controls over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of four Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

19.          FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to the Corporation’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

20.

IFRS CHANGEOVER PLAN

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to IFRS for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Corporation.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010. The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

The Corporation intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. During fiscal 2009, the Corporation will continue to evaluate the impact of IFRS on the Corporation and develop and put in place a plan for the conversion to IFRS. The actual conversion work will occur in late 2009 and 2010, in anticipation of the preparation of the December 31, 2010 balance sheet that will be required for comparative purposes for all periods ending in 2011

The Corporation is in the preliminary stages of developing a changeover plan with emphasis on the following critical areas:

•

the production of IFRS compliant financial statements from the first quarter 2011

o

identification of applicable accounting policies

o

description of the decision making process

o

quantification of the impact of the adoption of IFRS on the financial statements

•

internal expertise required to implement IFRS

•

the affect on business activities

•

the affect on control activities

At present the operations in Zimbabwe, Zambia and South Africa are all operating in environments that have adopted IFRS already.   The Corporation will have to enlist the assistance of consultants or the auditors, where independence issues allow, to assist with the formulation of a detailed plan due to limited internal resources.

21.

QUALIFIED PERSON

Dr Trevor Pearton BSc Eng (Mining Geology), PhD (Geology) FGSSA is a qualified person as defined by NI 43-101. Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated. He was assisted by employees of the Corporation who are qualified persons for the individual projects and, where appropriate, outside consultants and/or qualified persons for joint-ventured projects.

22.

BOARD AND SENIOR MANAGEMENT CHANGES

Dr. Trevor Pearton was appointed VP Exploration on February 15, 2008.

Mr. Mark Learmonth, previously a Director of Macquarie First South, was appointed as VP Corporate Development and Investor Relations on July 10, 2008.

Mr. Leigh A. Wilson who was appointed as a non-executive Director of the Corporation and a member of the Audit Committee on March 28, 2008 and a member of the Disclosure Committee on May 26, 2008 resigned on October 31, 2008.

Mr. Robert W. Babensee was appointed as a non-executive Director of the Corporation and a member of the Audit Committee on October 31, 2008. He replaced Mr. Wilson.

Mr. Steve Curtis, VP Finance and Chief Financial Officer of Caledonia was appointed to the Board on June 1, 2008.